Exhibit 12.1

Microsoft Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended September 30,	Year Ended June 30,
	2008	2008	2007	2006	2005	2004
Earnings (1):
Earnings from continuing operations before income taxes	$5,999	$22,271	$18,438	$16,380	$14,575	$9,108
Add: Fixed charges	26	151	271	332	248	137
Add: Cash distributions from equity method investments	49	10	—	51	11	2
Subtract: Income from equity method investments	69	62	62	—	—	—

Total Earnings	$6,005	$22,370	$18,647	$16,763	$14,834	$9,247

Fixed Charges (2):
Interest expense	$ 13	$ 106	$ 230	$ 296	$ 210	$ 99
Interest component of rent expense	13	45	41	36	38	38

Total Fixed Charges	$ 26	$ 151	$ 271	$ 332	$ 248	$ 137

Ratio of Earnings to Fixed Charges	226.9x	148.2x	68.7x	50.5x	59.9x	67.7x

(1)	Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.

(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.